SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                       Monolithic System Technology, Inc.
                                (Name of Issuer)


                         Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                  609842 10 9
                            --------- ------------
                                 (CUSIP Number)


                               December 31, 2002
                       -------------- ------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           [ ]  Rule 13d-1(b)

           [ ]  Rule 13d-1(c)

           [X]  Rule 13d-1(d)

     * The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



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--------------------------                       ---------------------------
CUSIP No. 609842 10 9                13G            Page 2 of 8 Pages
--------------------------                       ---------------------------


--------- --------------------------------------------------------------------
  1)        Name of Reporting Person

            Denny R.S. Ko
--------- --------------------------------------------------------------------
  2)        Check the Appropriate Box if a Member of a Group (See Instructions)

                (a) [X]
                (b) [ ]
--------- --------------------------------------------------------------------
  3)        SEC Use Only

--------- --------------------------------------------------------------------
  4)        Citizenship or Place of Organization

            United States of America
--------- --------------------------------------------------------------------
 Number of Shares       5) Sole Voting Power  72,500
                        ------------------------------------------------------
Beneficially Owned      6) Shared Voting Power  931,808
                        ------------------------------------------------------
 by Each Reporting       7) Sole Dispositive Power  72,500
                        ------------------------------------------------------
    Person with:         8) Shared Dispositive Power   931,808
--------- --------------------------------------------------------------------
  9)        Aggregate Amount Beneficially Owned by Each Reporting Person

            1,004,308
--------- --------------------------------------------------------------------
 10)        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            [ ] Not applicable.
            (See Instructions)
--------- --------------------------------------------------------------------
 11)        Percent of Class Represented by Amount in Row (9)

            3.3%
--------- --------------------------------------------------------------------
 12)        Type of Reporting Person (See Instructions)

            IN
--------- --------------------------------------------------------------------


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--------- --------------------------------------------------------------------
  1)        Names of Reporting Person

            DynaTech Capital LLC
--------- --------------------------------------------------------------------
  2)        Check the Appropriate Box if a Member of a Group (See Instructions)

              (a) [X]
              (b) [ ]
--------- --------------------------------------------------------------------
  3)        SEC Use Only

--------- --------------------------------------------------------------------
  4)        Citizenship or Place of Organization

            Delaware
--------- --------------------------------------------------------------------
  Number of Shares      5) Sole Voting Power  0
                       -------------------------------------------------------
Beneficially Owned      6) Shared Voting Power  719,348
                       -------------------------------------------------------
by Each Reporting       7) Sole Dispositive Power  0
                       -------------------------------------------------------
   Person with:         8) Shared Dispositive Power   719,348
--------- --------------------------------------------------------------------
  9)        Aggregate Amount Beneficially Owned by Each Reporting Person

            719,348
--------- --------------------------------------------------------------------
 10)        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            [ ]  Not applicable.
            (See Instructions)
--------- --------------------------------------------------------------------
 11)        Percent of Class Represented by Amount in Row (9)

            2.4%
--------- --------------------------------------------------------------------
 12)        Type of Reporting Person (See Instructions)

            PN
--------- --------------------------------------------------------------------

ITEM 1.  (a)   The name of the issuer is Monolithic System Technology, Inc.
               (the "Company").

         (b) The principal executive offices of the Company are located at 1020 Stewart Drive, Sunnyvale, California 94085.

ITEM 2.  (a)   The names of the filing persons are Denny R.S. Ko and DynaTech
               Capital LLC ("DynaTech").

         (b) The business address for Denny R.S. Ko and DynaTech is c/o DynaFund Ventures, 21515 Hawthorne Boulevard, Suite 1200, Torrance, California 90503.

         (c) Denny R.S. Ko is a citizen of the United States of America. DynaTech is organized under the laws of the state of Delaware.

         (d)   The title of the class of securities is Common Stock.

         (e)   The CUSIP number of the Common Stock is 609842 10 9.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         This statement is being filed pursuant to 13d-1(d).

ITEM 4.  OWNERSHIP.

         According to the Company's Quarterly Report on Form 10-Q filed on November 14, 2002, there are 30,200,820 shares of Common Stock issued and outstanding as of November 7, 2002.

         DENNY R.S. KO

         The following information relates to shares of Common Stock for which Denny R.S. Ko holds sole or shared voting or dispositive authority.

         (a)  Number of shares beneficially owned:  1,004,308

         (b)  Percent of class:  3.3%

         (c)  Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote:  72,500

              (ii)   Shared power to vote or to direct the vote:  931,808

              (iii)  Sole power to dispose or to direct the disposition of:
                     72,500

              (iv)   Shared power to dispose or to direct the disposition of:
                     931,808

              Denny R.S. Ko personally owns 15,000 shares and may purchase up to an additional 57,500 shares pursuant to options exercisable within 60 days.

              Denny R.S. Ko shares voting and dispositive authority as a trustee with co-trustee Starla Ko over 37,448 shares held by The Ko Family Trust; he shares voting and dispositive authority as a director and the President and Chief Executive Officer of DynaTech over 719,348 shares held by DynaTech; he shares voting and dispositive authority as a co-owner with Starla Ko, Mr. Ko's wife, over 160,012 shares; and he is deemed to beneficially own 15,000 shares held by Starla Ko.

              Denny R.S. Ko disclaims beneficial ownership of the 37,448 shares held by The Ko Family Trust and the 719,348 shares held by DynaTech, except to the extent of his pecuniary interest in each of the foregoing entities. Mr. Ko disclaims beneficial ownership of the 15,000 shares held by Starla Ko as he has no economic interest in any of these shares.

         DYNATECH CAPITAL LLC

         The following information relates to shares of Common Stock for which DynaTech holds sole or shared voting or dispositive authority.

         (a)  Number of shares beneficially owned:  719,348

         (b)  Percent of class:  2.4%

         (c)  Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote:  0

              (ii)   Shared power to vote or to direct the vote:  719,348

              (iii)  Sole power to dispose or to direct the disposition of:  0

              (iv)   Shared power to dispose or to direct the disposition of:
                     719,348

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

         As of the date hereof, Denny R.S. Ko and DynaTech have, individually and collectively, ceased to be the beneficial owners of more than five percent of the Company's Common Stock.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         This schedule is filed pursuant to Rule 13d-1(d). The responses to Items 2(a)-(c) identify each of the persons filing this statement.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         As of the date hereof, Denny R.S. Ko and DynaTech have, individually and collectively, ceased to be the beneficial owners of more than five percent of the Company's Common Stock and have dissolved as a group. Further filings, if required, will be filed by individual group members.

ITEM 10. CERTIFICATION.

         Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2003


     /s/ Denny R.S. Ko                    /s/ Denny R.S. Ko
-----------------------------        -------------------------------
       Denny R.S. Ko                         Denny R.S. Ko
                                     Signing as Manager of DynaTech Capital LLC


                                 EXHIBIT INDEX

            Exhibit I                         Joint Filing Agreement

EXHIBIT I

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities Exchange Act of 1934, each of the parties hereto agrees that the statement on Schedule 13G (including all amendments thereto) with respect to the beneficial ownership of Common Stock of Monolithic System Technology, Inc. to which this agreement is attached as an exhibit, is filed by and on behalf of each such person and that any amendments thereto will be filed on behalf of each such person.

February 14, 2003


     /s/ Denny R.S. Ko                       /s/ Denny R.S. Ko
-----------------------------        -------------------------------
       Denny R.S. Ko                           Denny R.S. Ko
                                     Signing as Manager of DynaTech Capital LLC